ANTISENSE THERAPEUTICS

7 April 2006


06012634

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC 20549
UNITED STATES OF AMERICA

SUPPL

Dear Sir/Madam

Re: Antisense Therapeutics Limited

Please find attached copies of announcements lodged with the Australian Stock Exchange (ASX):

Date of Announcement/Lodgement	To:	Title	No of pages
4 April 2006	ASX	Company Update	2
6 April 2006	ASX	Results of Extraordinary General Meeting	1

Yours sincerely

N. Korchev

Natalie Korchev
Company Secretary

PROCESSED
APR 19 2006
THOMSON
FINANCIAL


SEC MAIL PROCESSING
RECEIVED
APR 17 2006
WASH. D.C.

Encl.



ANTISENSE THERAPEUTICS

4 April 2006

Company Update

- **ATL1103 for Growth & Sight disorders
- activity confirmed in primate study**
- **ATL1102 for Multiple Sclerosis and potential other disease applications - development focus**

ATL1103 Primate Pharmacology study

Antisense Therapeutics Limited's antisense compound, ATL1103 which is designed to block expression of the human growth hormone receptor (GHr), has successfully demonstrated its intended therapeutic action in a primate study by suppressing the blood levels of a key hormone - the insulin-like growth factor-I or IGF-I. Suppression of blood IGF-I levels is an important clinical indicator of benefit in the treatment of acromegaly and the vision disorders diabetic retinopathy and wet age-related macular degeneration.

This primate study result provides further evidence that ATL1103 can achieve a therapeutically relevant level of effect in humans and therefore has potential as a treatment for growth and sight disorders.

In this study, cynomolgus monkeys were injected with ATL1103 at a range of doses over a 6 week period. The highest dose tested, 20mg/kg/week, reduced circulating IGF-I by 35% relative to control, providing a clear indication that the human-specific drug works in primates which is likely to be indicative of the drug's efficacy in humans.

The next steps for ATL1103 are to undertake pre-clinical (animal) safety studies prior to human clinical trials. Given the timing and costs involved in undertaking the next steps, the Board of Antisense Therapeutics believes that whilst ATL1103 remains an important asset for development in the future the Company, at this point in time, will not be proceeding with further development.

Antisense Therapeutics Development Strategy

The greatest value for shareholders currently lies in the development of the Company's lead compound ATL1102 for multiple sclerosis (MS) and potential other disease applications for this compound.

The Company recently reported the resumption of its Phase IIa clinical trial of ATL1102 in MS patients and expects to commence dosing in this 80 patient study within this calendar quarter.

The Board's decision to focus the Company's development activity on ATL1102 is further supported by positive recent developments with Biogen Idec and Elan Corporation's drug – Tysabri®, which targets the same protein as ATL1102, and has recently received FDA Advisory Committee recommendation to be reintroduced to the market for the treatment of relapsing forms of MS.

LEVEL 1, 10 WALLACE AVENUE TOORAK VICTORIA 3142 AUSTRALIA
TELEPHONE: +61 (3) 9827 8999 FACSIMILE: +61 (3) 9827 1166
ANTISENSE THERAPEUTICS LIMITED ABN 41 095 060 745 www.antisense.com.au

The progress to date and future development of ATL1102 is supported by the high demand for more effective and better tolerated treatments for MS, which is believed to effect as many as 2.5 million people worldwide and have existing drug sales of greater than US$4 billion.

In recognition of its focus on, and financial commitment to ATL1102 for MS, the Company is shifting its pipeline drug development emphasis in the short term to pursuing new disease applications for ATL1102. As the pre-clinical safety and human clinical data already generated on ATL1102 in MS can be used to support the clinical development of such new applications, the Company's objective is to expand its product pipeline with projects it can move more rapidly into clinical trials with significantly less expense.

As at 31 December 2005 the Company had $6.5 million in cash assets and has recently received subscriptions through a private placement to raise a further $3.6 million, which is subject to shareholder approval on 6 April 2006.

About Antisense Therapeutics Limited

Antisense Therapeutics Limited (ASX: ANP) is an Australian publicly listed biopharmaceutical drug discovery and development company who's business is to create, develop and commercialise novel antisense pharmaceuticals for large unmet markets. ANP's major shareholders include Circadian Technologies Limited (ASX: CIR) and Isis Pharmaceuticals Inc (NASDAQ: ISIS).

Contact Information:

Website: www.antisense.com.au
Managing Director – Mark Diamond +61 3 9827 8999
Company Secretary – Natalie Korchev +61 3 9827 8999
Media – Market Connect (Simon Watkin) +61 2 9437 9833



ANTISENSE THERAPEUTICS

6 April 2006

The Companies Section
The Australian Stock Exchange Limited
530 Collins Street
MELBOURNE VIC 3000

Results of Extraordinary General Meeting: 6 April 2006

As required by section 251AA of the Corporations Act and ASX Listing Rule 3.13.2, the following statistics are provided in respect to each motion set out in the company's Notice of Extraordinary General Meeting, which was lodged with the ASX on 3 March 2006.

In respect to each motion the total number of votes exercisable by all validly appointed proxies was:

Approval of Professional Investor Placement

❑ Votes where the proxy directed to vote 'for' the motion	163,024,739
❑ Votes where the proxy was directed to vote 'against' the motion	14,025,607
❑ Votes where the proxy may exercise a discretion how to vote:	
o Chairman	42,119,909
o Other	61,164
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	183,500

The motion was carried on a show of hands as an ordinary resolution.

Approval of Polychip Placement

❑ Votes where the proxy directed to vote 'for' the motion	36,449,995
❑ Votes where the proxy was directed to vote 'against' the motion	13,359,827
❑ Votes where the proxy may exercise a discretion how to vote:	
o Chairman	42,119,909
o Other	61,164
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	285,295

The motion was carried on a show of hands as an ordinary resolution.

Yours faithfully

Natalie Korchev
Company Secretary

LEVEL 1, 10 WALLACE AVENUE TOORAK VICTORIA 3142 AUSTRALIA
TELEPHONE: +61 (3) 9827 8999 FACSIMILE: +61 (3) 9827 1166
ANTISENSE THERAPEUTICS LIMITED ABN 41 095 060 745 www.antisense.com.au